Filed pursuant to Rule 424(b)(3)
File No. 333-179641

Grant Park Fund February 2015 Update
March 25, 2015

Supplement dated March 25, 2015 to Prospectus dated May 08, 2014
Class	February ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	-0.3%	2.6%	$15.8M	$1,279.48
B	-0.3%	2.5%	$163.1M	$1,064.36
Legacy 1	0.0%	2.9%	$2.7M	$962.05
Legacy 2	-0.1%	2.8%	$0.9M	$946.38
Global 1	0.0%	3.0%	$13.7M	$940.52
Global 2	0.0%	2.9%	$5.9M	$925.20
Global 3	-0.1%	2.7%	$97.1M	$834.27
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Sector Commentary
Currencies:  The U.S dollar strengthened against global counterparts on renewed beliefs the U.S. Federal Reserve will raise interests rates in the near term.  Strong economic indicators, including better-than-expected U.S. jobless claims data and durable goods orders, added to the strength of the dollar.  The euro declined as investors prepared for the start of the European Central Bank’s new quantitative easing initiatives.

Energy:  Crude oil prices climbed as production fell and demand rose.  Natural gas and heating oil markets also moved higher as demand for heating fuels increased due to cold temperatures in the U.S.

Equities:  Global equity markets rose to all-time highs on upbeat corporate earnings reports in the U.S. and on renewed beliefs the Greek government would not default on its debt obligations.  The rallies were strengthened after Federal Reserve Chair Yellen reaffirmed the Federal Reserve would wait to raise U.S. interest rates until at least mid-year.  The Japanese Nikkei 225 index finished near a 15-year high due to bullish economic data from the region.

Fixed Income:  U.S. fixed income markets fell as global investors liquidated debt positions and shifted their focus towards riskier assets.  U.S. debt markets fell after U.S. employment data showed a decline in weekly U.S. jobless claims.  U.K. fixed-income markets lost value following reports of significant improvement in the U.K. labor market.

Grains/Foods:  Corn and wheat markets rose as intra-month weakness in the U.S. dollar made U.S. grains more attractive to international buyers.  Concerns about crop damage caused by recent cold weather also caused prices to rise.  Soybean and cocoa markets moved higher because of weak supply forecasts.  Coffee prices fell after rains in Brazil eased previous supply concerns.

Metals:  Gold markets fell after the Greek government reached a new debt agreement with its European creditors.  Strength in the U.S. dollar and lower demand for safe-haven assets also put pressure on gold.  Copper markets moved higher due to stronger-than-expected Chinese manufacturing activity.

Additional Information:  For the Fund’s monthly Account Statement, including the net asset value per unit, and related information, please visit our website at www.grantparkfunds.com.

Sincerely,

David Kavanagh
President

Daily fund performance and weekly commentaries are available on our website at www.grantparkfunds.com.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Account Statement
(Prepared from books without audit)
For the month ended February 28, 2015

STATEMENT OF INCOME
Trading Income (Loss)	Monthly Performance	Year to Date Performance
Realized Trading Income (Loss)	$870,217	$9,736,012
Change In Unrealized Income (Loss)	-38,013	3,348,496
Brokerage Commission	-96,486	-209,690
Exchange, Clearing Fee and NFA Charges	0	0
Other Trading Costs	-285,774	-552,663
Change in Accrued Commission	1,615	-6,905
Net Trading Income (Loss)	451,559	12,315,250

Other Income	Monthly Performance	Year to Date Performance
Interest, U.S. Obligations	$59,222	$147,335
Interest, Other	47,989	75,679
U.S. Government Securities Gain (Loss)	0	0
Dividend Income	0	0
Total Income (Loss)	558,770	12,538,264

Expenses	Monthly Performance	Year to Date Performance
Management Fee	$0	$0
Incentive Fee	-203,591	1,909,577
Operating Expenses	63,441	128,210
Organization and Offering Expenses	73,463	148,495
Brokerage Expenses	1,313,370	2,653,762
Dividend Expenses	0	0
Total Expenses	1,246,683	4,840,044

Net Income (Loss)	-$687,913	$7,698,220

Statement of Changes in Net Asset Value	Monthly Performance	Year to Date Performance
Beginning Balance	$303,536,174	$298,529,189
Additions	134,653	249,653
Net Income (Loss)	-687,913	7,698,220
Redemptions	-3,841,869	-7,336,017
Balance at February 28, 2015	$299,141,045	$299,141,045

PERFORMANCE SUMMARY BY CLASS
Class	Net Asset Value per Unit	Units	Net Asset Value	Monthly ROR	Year to Date ROR
A	$1,279.477	12,364.71819	$15,820,371	-0.26%	2.56%
B	$1,064.358	153,218.76878	$163,079,629	-0.31%	2.46%
Legacy 1	$962.048	2,792.21835	$2,686,249	-0.04%	2.88%
Legacy 2	$946.377	941.64640	$891,152	-0.06%	2.84%
Global 1	$940.523	14,521.68284	$13,657,969	0.01%	2.99%
Global 2	$925.195	6,428.64591	$5,947,750	-0.01%	2.95%
Global 3	$834.271	116,338.59576	$97,057,926	-0.14%	2.68%

To the best of my knowledge and belief the information contained herein is accurate and complete.

__________________________________________________________
David Kavanagh, President
For Dearborn Capital Management, LLC
General Partner of Grant Park Futures Fund, Limited Partnership